Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

December 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Alan Campbell

Re:	Inhibikase Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 18, 2024
File No. 333-283307

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inhibikase Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283307) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Thursday, December 5, 2024 at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Todd Kornfeld, Esq. of McDermott Will & Emery LLP at (212) 547-5890.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

INHIBIKASE THERAPEUTICS, INC.

By:	/S/ MILTON H. WERNER
	Name:	Milton H. Werner, Ph.D.
	Title:	President and Chief Executive Officer

cc:	Todd Kornfeld, McDermott Will & Emery LLP